Mail Stop 3010

December 24, 2009

VIA U.S. MAIL AND FAX (303) 567-5600

Mr. Walter C. Rakowich
Chief Executive Officer
Prologis
4545 Airport Way
Denver, CO 80239

      Re: **Prologis**
             Form 10-K for the year ended December 31, 2008
             Filed March 2, 2009
             File No. 001-12846

Dear Mr. Rakowich:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                    Sincerely,

                    Daniel L. Gordon
                    Branch Chief